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                                                        Filed by XCare.net, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                     Subject Company: Healthcare.com Corporation
                                                   Commission File No. 000-27056

ON JUNE 21, 2001, XCARE.NET, INC. ISSUED THE FOLLOWING PRESS RELEASE:

CONTACT:
Gary Scherping, Chief Financial Officer
XCare.net
(800) 723-3033 x212

Investors: Eric Boyriven
Financial Media: Claudine Cornelis
Morgen-Walke Associates
(212) 850-5600



               XCARE.NET RAISES REVENUE AND EARNINGS GUIDANCE FOR
          FULL YEAR 2001 AND PROVIDES INITIAL GUIDANCE FOR 2002 -- DUE
                 TO ANTICIPATED ACQUISITION OF HEALTHCARE.COM --
                   -- CONFIRMS GUIDANCE FOR SECOND QUARTER --

ENGLEWOOD, CO, June 21, 2001 - XCare.net, Inc. (NASDAQ: XCAR), a leading eBusiness solutions and service provider, today raised its revenue and earnings guidance for the 2001 and 2002 full year periods in light of the anticipated acquisition of Healthcare.com Corporation (NASDAQ: HCDC). Additionally, the Company confirmed its previously announced guidance for the second quarter of 2001 of revenues in the range of $8.5 to $9.0 million and a net loss per share in the range of $0.09 to $0.13. The Company also said that internal initiatives to prepare for the integration of the Healthcare.com and Confer Software acquisitions are underway.

In May, the Company announced agreements to acquire Healthcare.com, a leading provider of Enterprise Application Integration tools, and Confer Software, a leading provider of eBusiness Process Management tools and applications. The Company announced yesterday that it has closed its acquisition of Confer Software in the second quarter as expected. The Company continues to expect the Healthcare.com acquisition to close in the third quarter of 2001, and expects to file a registration statement related to this acquisition with the Securities and Exchange Commission by the end of the second quarter. Investors and stockholders are encouraged to read the registration statement and related documents when they are available as they will contain important information regarding the acquisition.

XCare.net raised its revenue and earnings guidance for the remainder of fiscal 2001 and for 2002 to give effect to the anticipated contributions to its results of operations from the acquisition of Healthcare.com. Assuming that the acquisition is closed by September 1, 2001, and excluding amortization of warrants in the amount of $0.9 million in the 2001 first quarter as previously announced, XCare.net expects 2001 revenues in the range of $60.5 million to $64.0 million, and net income before goodwill amortization for 2001 to be between $0.2 million and $1.8 million, or between $0.01 and $0.09 per diluted share. For 2002, assuming that the Healthcare.com acquisition is closed during 2001, the Company expects revenues in the range of $160.0 million to $170.0 million, and net


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income before goodwill amortization to be between $17.3 million and $19.0 million, or between $0.53 and $0.59 per diluted share.

To prepare for the successful integration of Healthcare.com and Confer Software, XCare.net established an integration task force, consisting of six key executives from the three companies to lead the integration process. The integration task force will have responsibility for examining opportunities for consolidation, and developing action plans related to leveraging the three companies' technologies, developing a channel strategy, and expanding vertical market presence. The Company expects these initiatives to be in place in the second half of 2001, after XCare.net completes the Healthcare.com transaction.

Lorine Sweeney, president and CEO of XCare.net, commented, "Not only do these acquisitions accelerate our time to cash earnings breakeven, but they are also expected to add significant components that complete our product offering and immediately allow us to offer XML-based infrastructure and integration solutions to our customers. As we move forward, we believe that the strength of our product suite in the rapidly growing market for integration software solutions positions us to establish a leadership position in an industry that is still in its early adopter phase."

In conjunction to this press release, Lorine Sweeney, XCare.net's president and CEO, and Gary Scherping, XCare.net's CFO will host a conference call which will be broadcast simultaneously over the Internet.

                          Conference call information:
                             Thursday, June 21, 2001
                          4:15 PM Eastern Daylight Time
                                URL for Webcast:
                              http://www.xcare.net/
   Please go to the `Investors' section of the website to access the webcast.

Please allow extra time prior to the call to visit the site and download the streaming media software required to listen to the Internet broadcast and view the corresponding PowerPoint presentation. The online archive of the broadcast will be available at http://www.xcare.net/ within one hour of the live call. If you are unable to access the webcast, a replay of the conference call will be available approximately two hours after the live call by dialing (703) 326-3020, passcode 5322755. The replay will be available until 11:59 PM E.D.T. on June 28, 2001.

ABOUT XCARE.NET

XCare.net is a leading provider of strategic eBusiness portals and business-to-business Internet solutions. The company builds mission-critical Web sites using its XML-based XTiera(TM) Platform. The customized strategic portals are tailored to enhance the customer's brand, to process high-value transactions and offer innovative applications. In addition to cost savings, XCare.net facilitates revenue-generating opportunities for


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organizations through the strategic portals built using the XCare.net XTiera(TM)
Platform. For more information, please visit www.XCare.net.

                              CAUTIONARY STATEMENT

        This press release contains "forward-looking statements" that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are generally preceded by words that imply a future state such as "expected" or "anticipated" or that imply that a particular future event or events will occur such as "will." Investors are cautioned that all forward-looking statements in this release involve risks and uncertainties, including the risks that (1) the acquisition of Healthcare.com may not be completed, (2) even if the acquisition is completed, Healthcare.com's business may be difficult to integrate with XCare.net's business, (3) XCare.net may not be successful in developing and maintaining relationships in the healthcare industry, and (4) the healthcare industry may not accept a common technology platform or an Internet-based work flow, as well as other risks described in XCare.net's annual and quarterly filings with the SEC, copies of which are available without charge from XCare.net or from the SEC at www.sec.gov.


                       WHERE YOU CAN FIND MORE INFORMATION

        XCare.net will be filing an S-4 registration statement and other documents with the Securities and Exchange Commission (SEC). The registration statement will contain a prospectus of XCare.net relating to the common stock to be issued in the merger and a joint proxy statement of Healthcare.com and XCare.net relating to the approval of the merger by Healthcare.com's and XCare.net's respective stockholders. Investors and stockholders are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors and stockholders will be able to receive the joint proxy statement/prospectus and other documents filed by XCare.net and/or Healthcare.com free of charge at the SEC's web site, www.sec.gov, from XCare.net at 6400 Fiddler's Green Circle, Suite 1400, Englewood, Colorado 80111, Attn:
Investor Relations, or from Healthcare.com at 1850 Parkway Place, Suite 1100, Marietta, Georgia 30067, Attention: Investor Relations. In addition to the registration statement and the joint proxy statement/prospectus, XCare.net and Healthcare.com file annual, quarterly and special reports, proxy statements and other information with the SEC, which are also available free of charge at the SEC's web site, www.sec.gov, or from XCare.net or Healthcare.com by directing such requests to the respective investor relations contacts listed above.

        Healthcare.com, XCare.net and each company's respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Healthcare.com in connection with the acquisition. Information about the directors and executive officers of Healthcare.com and their ownership of Healthcare.com stock is set forth in the proxy statement for Healthcare.com's 2001 annual meeting of stockholders held on May 11, 2001. Information about the directors and executive officers of XCare.net and their ownership of XCare.net stock is set forth in


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the proxy statement for XCare.net's 2001 annual meeting of stockholders which was held on June 7, 2001. The proxy statements for Healthcare.com's and XCare.net's 2001 annual meetings are available free of charge at the SEC's web site, www.sec.gov, or from XCare.net or Healthcare.com by directing such requests to the respective investor relations contacts listed above. Investors and stockholders may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

SOURCE XCare.net



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THIS DOCUMENT IS BEING FILED PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF
1933 AND DEEMED FILED PURSUANT TO RULE 14A-12 UNDER THE EXCHANGE ACT OF 1934. THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER OF SALE OF SECURITIES.